

08032598 MMISSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-1633

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __7/1/07__ AND ENDING __6/30/08__

                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
McCourtney-Breckenridge & Company

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

9990 Manchester

                                    (No. and Street)

St. Louis   Missouri   63122

      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Terry L. Cook   (314) 966-6514

                                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Ristau & Associates, P.C.

                       (Name – *if individual, state last, first, middle name*)

4339 Butler Hill Road   St. Louis   Missouri   63128

    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

AUG 2 9 2008

BRANCH OF REGISTRATIONS
AND
04   EXAMINATIONS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Terry L. Cook_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___McCourtney-Breckenridge & Company_____ , as of ___June 30_____ , 20 _08___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Vice President & Treasurer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

McCOURTNEY-BRECKENRIDGE & COMPANY
St. Louis, Missouri

Table of Contents

June 30, 2008

Cummings, Ristau & Associates, P.C.

Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

4339 Butler Hill Road
St. Louis, Missouri 63128
Phone (314) 845-6050 Fax (314) 845-5902

Independent Auditors' Report

The Board of Directors and Stockholders
McCourtney-Breckenridge & Company:

We have audited the accompanying statement of financial condition of McCourtney-Breckenridge & Company (the Company) as of June 30, 2008. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of McCourtney-Breckenridge & Company at June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
August 15, 2008

Member
Division for CPA Firms AICPA

McCOURTNEY-BRECKENRIDGE & COMPANY

Statement of Financial Condition

June 30, 2008

ASSETS

Cash and cash equivalents	$ 436,793
Deposits with clearing organizations	20,000
Receivables from clearing broker	21,402
Furniture and equipment, net of accumulated depreciation of $56,317	—
Prepaid income taxes (note 3)	1,035
Other assets	1,525
	$ 480,755

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities - accounts payable and accrued expenses	$ 20,755
Stockholders' equity (note 4):	
Capital stock, $10 par value; 4,500 shares authorized, issued and outstanding	45,000
Class A common stock, nonvoting, equal participation with capital stock in dividends, $10 par value; 4,500 shares authorized, 400 shares issued and outstanding	4,000
Additional paid-in capital	21,086
Retained earnings	715,602
Treasury stock, at cost (2,783 shares of capital stock and 224 shares of Class A common stock)	(325,688)
	460,000
	$ 480,755

See accompanying notes to statement of financial condition.

Cummings, Ristau & Associates, P.C.

NOTE 1 - SUMMARY OF
SIGNIFICANT ACCOUNTING POLICIES

McCourtney-Breckenridge & Company (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as a fully-disclosed introducing broker and does not maintain customer accounts or securities.

The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry. Following is a description of the more significant of the Company's accounting practices:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Security Transactions

Securities transactions and related revenues and expenses are recorded on a settlement date basis, which did not differ materially from a trade date basis during the year ended June 30, 2008.

Property and Equipment

Property and equipment are carried at cost. When retired or otherwise disposed of, the original cost and accumulated depreciation are removed from the respective accounts and the net difference, less any amount realized from disposition, is reflected in operations.

Depreciation is computed on the straight-line method for financial reporting purposes as follows: furniture and fixtures - 2 to 4 years; computer equipment - 3 years.

Income Taxes

Applicable income taxes are computed based on reported income and expenses, adjusted for permanent differences between reported and taxable income. The Company uses the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using expected tax rates in effect for the year in which those temporary differences are expected to be settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period which includes the enactment date.

Cummings, Ristau & Associates, P.C.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes,* an Interpretation of Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes.* FASB Interpretation No. 48 (FIN 48) clarifies the accounting for uncertainty in income taxes in financial statements and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken. The Interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2007; however, the Company believes that it maintains no uncertain tax positions and, accordingly, no FIN 48 liability is necessary.

The Company has not had its Federal and state income tax returns examined by the Internal Revenue Service or State of Missouri in recent years. The Federal and state income tax returns are subject to examination by the Internal Revenue Service or State of Missouri generally for three years after they are filed.

Cash and Cash Equivalents
The Company considers investments with an original maturity of three months or less to be cash equivalents.

NOTE 2 - OPERATING LEASES
The Company leases certain equipment under a noncancelable operating lease which expires on March 15, 2009. Minimum rental commitments under this lease are $4,383 for the year ending June 30, 2009.

The Company also leases its office space under a cancelable operating lease. Total rent expense for all operating leases for the year ended June 30, 2008 was $21,095.

NOTE 3 - INCOME TAXES
The tax effects of temporary differences which give rise to deferred tax assets at June 30, 2008 are all the result of mutual fund trailing commissions.

The Company is required to provide a valuation reserve on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. The Company has not established a valuation reserve at June 30, 2008, due to management's belief that all criteria for recognition have been met, including the existence of a history of taxes paid sufficient to support the realization of deferred tax assets.

Cummings, Ristau & Associates, P.C.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rules (Rule 15c3-1) of the Securities and Exchange Commission. These rules prohibit a broker-dealer from engaging in any securities transaction at a time when its ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rules, exceeds 15 to 1. At June 30, 2008, the Company's net capital and required net capital were $448,440 and $100,000, respectively, and its ratio of aggregate indebtedness to net capital was .046 to 1.

NOTE 5 - UNSETTLED TRADES

The risk of loss on unsettled transactions is identical to settled transactions and relates to customers' or brokers' inability to meet the terms of their contracts. Credit risk is reduced by the industry policy of obtaining and maintaining adequate collateral until the commitment is completed. All unsettled trades at June 30, 2008 have been settled subsequent thereto.



Cummings, Ristau & Associates, P.C.